Exhibit 99.1

Seanergy Announces New Time Charter Agreement
and New Financing Agreement of $30.9 million

July 14, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today that, taking advantage of the current strong market conditions, it has fixed one more of its Capesize vessels, the M/V Worldship, under a fixed-rate time charter (“T/C”) with a world-leading U.S. commodity trading company, which is already amongst the Company’s charterers.

Moreover, Seanergy successfully concluded the financing of two of its new acquisitions, the 2012-built Capesize M/V Hellasship and the 2010-built M/V Patriotship (the “Vessels”) through a sale and leaseback agreement with a major Chinese financial institution.

Time Charter Agreement for M/V Worldship
The M/V Worldship has been fixed on a T/C with a world-leading U.S. commodity trading company, at a gross daily rate of $31,750 for a period of about 12-16 months. The T/C is expected to commence immediately upon the M/V Worldship’s upcoming delivery, which is anticipated within August 2021.

Financing of the M/V Hellasship and the M/V Patriotship
The Vessels were sold and chartered back on a bareboat basis for a five-year period and the combined financing amount is $30.9 million and the applicable interest rate is LIBOR + 3.50%. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the Vessels while at the end of the 5-year bareboat period, it has the option to repurchase the two vessels for $15.3 million in total.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am very pleased to announce these important transactions for our Company. The debt financings we have secured so far for our recent vessel acquisitions are competitively priced and conservatively structured, resulting in low break-even rates that enhance our significant free cash-flow generating capacity.

On the chartering front, we are taking advantage of the current strong rate environment to increase exposure to fixed-rate T/Cs. The M/V Worldship is the second vessel that will be deployed in a T/C with duration longer than 12 months and at a fixed rate exceeding $30,000/ day. The repeat business with our existing charterers affirms the operating and commercial excellence of our Capesize fleet. Following the delivery of the M/V Worldship to her charterer, 93% percent of our fleet will be employed under medium to long-term time charters.

The consistent implementation of our strategy through 2021 is delivering significant value to the Company. We continue to explore partnerships and opportunities to further increase value for our shareholders.”

Company fleet on a fully delivered basis and following the sale of the M/V Leadership:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui Engineering	No	T/C Index Linked
Patriotship	Capesize	181,709	2010	Saijo - Imabari	Yes	T/C Fixed Rate -$31,000/day
Tradership	Capesize	176,925	2006	Namura Shipbuilding	No	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Worldship *	Capesize	181,415	2012	Japanese Shipyard	Yes	T/C Fixed Rate -$31,750/day
Friendship **	Capesize	176,952	2009	Japanese Shipyard	No	N/A
Total / Average age		2,829,631	11.4

* Delivery expected within August 2021

** Delivery expected within July 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a fully-delivered basis, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.4 years and aggregate cargo carrying capacity of approximately 2,829,631 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com